EXHIBIT 11

STATEMENT RE COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE

	Year Ended December 31,

	2003	2002	2001

Shares of common stock, beginning	1,501,054	1,498,558	1,495,483

Shares of common stock, ending	1,516,678	1,501,054	1,498,558

Computation of weighted average number of basic and diluted shares:
Common shares outstanding at the beginning of the year	1,501,054	1,498,558	1,495,558
Weighted average number of net shares issued (redemption)	10,263	711	1,506

Weighted average shares outstanding (basic)	1,511,317	1,499,269	1,497,064
Weighted average of potential dilutive shares attributable to stock options granted, computed under the treasury stock method	3,709	12,106	12,432

Weighted average number of shares (diluted)	1,515,026	1,511,375	1,509,496

Net income (In Thousands)	$14,269	$11,464	$10,144

Earnings per share:
Basic	$9.44	$7.65	$6.78

Diluted	$9.42	$7.58	$6.72

Dividends per common share	$1.90	$1.75	$1.60